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                                June 1, 2021

       Scott D. Kaufman
       Chief Executive Officer
       Wizard Brands, Inc.
       2700 Homestead Road
       Park City, UT 84098

                                                        Re: Wizard Brands, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 19, 2021
                                                            File No. 333-255445

       Dear Mr. Kaufman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 7, 2021 letter.

       Amendment No. 1 to Form S-1 filed May 19, 2021

       General

   1. We note your response to our prior comment two, however we are unable to agree that this is a resale
transaction. In addition to the size of the offering, it does not appear that the investor is at
market risk with respect to its investment. In particular, we note your additional disclosure
in the prospectus where you indicate the number of shares that you would issue to the
investor at various market prices. Even at the floor price of $1.00, it appears that the
investor will realize gross profit of $1.2 million. To the extent that you continue to believe
that the investor is at market risk, please provide specific examples showing the market risk
to the investor at various trading prices and how the value of the securities currently
held by the investor may decrease, as you state in your response.
 Scott D. Kaufman
Wizard Brands, Inc.
June 1, 2021
Page 2
         Please note that are comment does not relate to the ability to register the transaction as a
         PIPE transaction in accordance with Question 139.11 of the Securities Act Sections
         Compliance and Disclosure Interpretations, but instead whether the transaction is an indirect primary offering.

         In the alternative, please name the investor as an underwriter and disclose the price at which it will sell the shares of common stock.
2. We note your revised disclosure in response to our prior comment four. Please remove the statements stating that you are "uniquely situated to enter the NFT marketplace on a scale at which no other new market entrant in this space can achieve," that you are "very favorably-positioned to attract attention and market share," and that the potential to realize impressive margins is manifest. Given the early-stage of the digital products market and the uncertainty in this space, it does not appear appropriate to predict your success in the market or to provide a guarantee of your financial success.
       You may contact Jacqueline Kaufman at 202-551-3797 or Erin Jaskot at 202-551-3442 at
with any questions.



FirstName LastNameScott D. Kaufman                              Sincerely,
Comapany NameWizard Brands, Inc.
                                                                Division of
Corporation Finance
June 1, 2021 Page 2                                             Office of Trade
& Services
FirstName LastName